Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2025 Unaudited Financial Results

GUIYANG, China, August 21, 2025 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2025 were RMB3,239.1 million (US$452.2 million), an increase of 17.2% from RMB2,764.3 million in the same period of 2024.

•	Net income in the second quarter of 2025 was RMB1,264.8 million (US$176.6 million), an increase of 50.5 % from RMB840.5 million in the same period of 2024.

•	Non-GAAP adjusted net income[1] in the second quarter of 2025 was RMB1,352.1 million (US$188.7 million), an increase of 39.3% from RMB970.9 million in the same period of 2024.

•	Fulfilled orders[2] in the second quarter of 2025 reached 60.8 million, an increase of 23.8% from 49.1 million in the same period of 2024.

•	Average shipper MAUs[3] in the second quarter of 2025 reached 3.16 million, an increase of 19.3% from 2.65 million in the same period of 2024.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, stated, “In the second quarter of 2025, FTA demonstrated strong resilience in navigating both opportunities and challenges in the external environment. By leveraging digitalization and intelligent technologies, we further helped shippers reduce logistic costs and improved operational efficiency across the road freight industry. By quarter-end, our platform had expanded to 1.2 million shipper members and nearly one million trucker members, underscoring the growing engagement from both sides of our ecosystem. In addition, our refined trucker credit rating mechanism further boosted our shipping capacity, driving the fulfillment rate above 40%, a year-over-year increase of 7 percentage points. Looking ahead to the second half of the year, we remain committed to fostering a healthier freight matching ecosystem and empowering enterprises with greater logistics competitiveness.”

Mr. Langbo Guo, President of FTA, added, “In the second quarter, our steadfast focus on improving fulfillment efficiency and user experience reinforced the healthy development of both shipper and trucker ecosystems. Total net revenues reached RMB3.24 billion in the second quarter of 2025, a 17.2% increase from the prior year period, underpinned by transaction service revenue of RMB1.33 billion, which grew 39.4% year over year. Notably, net income rose 50.5% to RMB1.26 billion, and non-GAAP adjusted net income increased by 39.3% to RMB1.35 billion. Looking ahead, we remain dedicated to our user-centric strategy and to delivering sustainable, long-term value to both our users and shareholders.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Second Quarter 2025 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB1,255.6 million and RMB1,294.9 million for the three months ended June 30, 2024 and 2025, respectively). Total net revenues in the second quarter of 2025 were RMB3,239.1 million (US$452.2 million), representing an increase of 17.2% from RMB2,764.3 million in the same period of 2024, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2025 were RMB2,747.9 million (US$383.6 million), representing an increase of 18.0% from RMB2,328.7 million in the same period of 2024. The increase was mainly due to the rapid increase in transaction service revenues.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2025 were RMB1,177.9 million (US$164.4 million), representing an increase of 1.1% from RMB1,164.8 million in the same period of 2024, primarily attributable to an increase in service fee rate, partially offset by a decrease in transaction volume.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2025 were RMB242.9 million (US$33.9 million), an increase of 14.5% from RMB212.1 million in the same period of 2024, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,327.1 million (US$185.3 million) in the second quarter of 2025, an increase of 39.4% from RMB951.9 million in the same period of 2024, primarily driven by increases in order volume, penetration rate, and per-order transaction service fee.

Value-added services.4 Revenues from value-added services in the second quarter of 2025 were RMB491.2 million (US$68.6 million), an increase of 12.8% from RMB435.6 million in the same period of 2024. The increase was primarily due to growing demand for credit solutions.

Cost of Revenues (including VAT net of government grants of RMB992.8 million and RMB918.7 million for the three months ended June 30, 2024 and 2025, respectively). Cost of revenues in the second quarter of 2025 was RMB1,238.4 million (US$172.9 million), a decrease of 5.6% from RMB1,312.1 million in the same period of 2024. The decrease was primarily due to decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB1,087.1 million, representing a decrease of 7.6% from RMB1,176.3 million in the same period of 2024, primarily due to a decrease in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2025 were RMB433.8 million (US$60.6 million), compared with RMB372.3 million in the same period of 2024. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2025 were RMB170.3 million (US$23.8 million), compared with RMB219.2 million in the same period of 2024. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the second quarter of 2025 were RMB189.6 million (US$26.5 million), compared with RMB232.1 million in the same period of 2024. The decrease was primarily due to lower salary and benefits expenses.

Income from Operations. Income from operations in the second quarter of 2025 was RMB1,139.6 million (US$159.1 million), an increase of 101.6% from RMB565.4 million in the same period of 2024.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the second quarter of 2025 was RMB1,230.1 million (US$171.7 million), an increase of 76.0% from RMB699.0 million in the same period of 2024.

Net Income. Net income in the second quarter of 2025 was RMB1,264.8 million (US$176.6 million), an increase of 50.5% from RMB840.5 million in the same period of 2024.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the second quarter of 2025 was RMB1,352.1 million (US$188.7 million), an increase of 39.3% from RMB970.9 million in the same period of 2024.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic net income per ADS was RMB1.20 (US$0.17) in the second quarter of 2025, compared with RMB0.79 in the same period of 2024. Diluted net income per ADS was RMB1.19 (US$0.17) in the second quarter of 2025, compared with RMB0.79 in the same period of 2024. Non-GAAP adjusted basic net income per ADS was RMB1.28 (US$0.18) in the second quarter of 2025, compared with RMB0.92 in the same period of 2024. Non-GAAP adjusted diluted net income per ADS was RMB1.27 (US$0.18) in the second quarter of 2025, compared with RMB0.91 in the same period of 2024.

Balance Sheet and Cash Flow

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB29.5 billion (US$4.1 billion) in total, compared with RMB29.2 billion as of December 31, 2024.

As of June 30, 2025, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,861.8 million (US$678.7 million), compared with RMB4,199.6 million as of December 31, 2024. The total non-performing loan ratio8 for these loans was 2.1% as of June 30, 2025, compared with 2.2% as of December 31, 2024.

In the second quarter of 2025, net cash provided by operating activities was RMB1,313.3 million (US$183.3 million).

[4]	The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services and other services on the FTA platform.
[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB3.07 billion and RMB3.17 billion for the third quarter of 2025, representing a year-over-year growth rate of approximately 1.3% to 4.6%. As previously announced by the Company, to ensure the sustainability of its freight brokerage service, the Company has decided to increase the service fee rate for freight brokerage service to reduce the service’s reliance on government grants and potential uncertainties. The Company understands that such changes may increase costs to shippers. The Company expects that, starting from the third quarter of 2025, the transaction volume of its freight brokerage service will significantly decline, resulting in a decline in revenue from freight brokerage service, while the cost of revenue for the service will increase, which may adversely affect the Company’s profit to a certain extent. Excluding freight brokerage service, net revenues are expected to range from RMB2.16 billion to RMB2.26 billion, reflecting an estimated year-over-year growth rate of 23.4% to 29.1%. These forecasts are based on the Company’s current and preliminary view of the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Declaration of Cash Dividend

The board of directors of the Company has approved a semi-annual cash dividend for the second half of 2025 in the amount of US$0.0048 per ordinary share, or US$0.0960 per ADS, payable on or around October 27, 2025, to holders of record of the Company’s ordinary shares at the close of business on October 13, 2025. The aggregate amount of the dividend is expected to be approximately US$100 million. Cash dividends are expected to be paid to holders of the Company’s ADSs through the depositary, Deutsche Bank Trust Company Americas, on or around October 27, 2025, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 21, 2025, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2025.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10048934-d9a9v4.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,810,347	4,399,195	614,104
Restricted cash	100,533	72,864	10,171
Short-term investments	15,002,903	12,337,664	1,722,271
Accounts receivable, net	19,643	34,868	4,867
Amounts due from related party	—	14,317	1,999
Loans receivable, net	4,199,645	4,861,809	678,682
Prepayments and other current assets, net	2,122,902	2,076,124	289,816

Total current assets	27,255,973	23,796,841	3,321,910
Restricted cash	40,000	30,000	4,188
Long-term investments[1]	9,876,118	14,458,261	2,018,295
Property and equipment, net	289,611	345,100	48,174
Intangible assets, net	393,477	367,063	51,240
Goodwill	3,124,828	3,124,828	436,209
Deferred tax assets	92,882	133,724	18,667
Operating lease right-of-use assets	115,654	101,324	14,144
Other non-current assets	98,532	242,985	33,919

Total non-current assets	14,031,102	18,803,285	2,624,836

TOTAL ASSETS	41,287,075	42,600,126	5,946,746

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,227	29,477	4,115
Prepaid for freight listing fees and other service fees	571,185	646,856	90,298
Income tax payable	336,220	361,465	50,459
Other tax payable	898,396	570,070	79,579
Operating lease liabilities	41,204	43,452	6,066
Accrued expenses and other current liabilities	1,141,758	1,026,709	143,319

Total current liabilities	3,019,990	2,678,029	373,836
Deferred tax liabilities	95,570	89,059	12,432
Operating lease liabilities	23,928	8,694	1,214
Other non-current liabilities	12,414	10,923	1,525

Total non-current liabilities	131,912	108,676	15,171

TOTAL LIABILITIES	3,151,902	2,786,705	389,007

MEZZANINE EQUITY
Redeemable non-controlling interests	443,070	581,897	81,230
SHAREHOLDERS’ EQUITY
Ordinary shares	1,343	1,343	187
Additional paid-in capital	45,823,723	44,996,952	6,281,332
Accumulated other comprehensive income	3,223,944	3,129,673	436,886
Accumulated deficit	(11,372,284)	(8,909,513)	(1,243,720)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	37,676,726	39,218,455	5,474,685
Non-controlling interests	15,377	13,069	1,824

TOTAL SHAREHOLDERS’ EQUITY	37,692,103	39,231,524	5,476,509

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	41,287,075	42,600,126	5,946,746

1.

The Group’s long-term investments consist of RMB11,551 million long-term time deposits, RMB1,106 million wealth management products with maturities over one year, RMB770 million available-for-sale debt securities, RMB316 million equity method investments, and RMB715 million equity investments without readily determinable fair value as of June 30, 2025.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues:
Freight Matching Services	2,328,695	2,247,107	2,747,919	383,594	4,198,360	4,995,026	697,279
Freight brokerage service	1,164,763	965,666	1,177,906	164,429	2,129,932	2,143,572	299,231
Freight listing service	212,070	234,905	242,920	33,910	425,581	477,825	66,702
Transaction service	951,862	1,046,536	1,327,093	185,255	1,642,847	2,373,629	331,346
Value-added services	435,588	452,802	491,187	68,567	834,636	943,989	131,776
Total net revenues (including value-added taxes or “VAT” of RMB1,255.6 million and RMB1,294.9 million for the three months ended June 30, 2024 and 2025, respectively)	2,764,283	2,699,909	3,239,106	452,161	5,032,996	5,939,015	829,055
Operating expenses:
Cost of revenues (including VAT net of government grants of RMB992.8 million and RMB918.7 million for the three months ended June 30, 2024 and 2025, respectively)(1),	(1,312,072)	(698,559)	(1,238,371)	(172,870)	(2,343,960)	(1,936,930)	(270,385)
Sales and marketing expenses(1)	(372,288)	(377,850)	(433,842)	(60,562)	(712,435)	(811,692)	(113,308)
General and administrative expenses(1)	(219,157)	(186,009)	(170,347)	(23,780)	(483,624)	(356,356)	(49,745)
Research and development expenses(1)	(232,140)	(193,358)	(189,620)	(26,470)	(479,848)	(382,978)	(53,462)
Provision for loans receivable	(71,057)	(81,851)	(75,028)	(10,474)	(151,381)	(156,879)	(21,899)

Total operating expenses	(2,206,714)	(1,537,627)	(2,107,208)	(294,156)	(4,171,248)	(3,644,835)	(508,799)
Other operating income	7,798	40,165	7,662	1,070	15,808	47,827	6,676

Income from operations	565,367	1,202,447	1,139,560	159,075	877,556	2,342,007	326,932
Other income (expense)
Interest income	305,337	245,509	251,304	35,081	620,700	496,813	69,352
Foreign exchange gain (loss)	6,306	(10,825)	205	29	6,723	(10,620)	(1,482)
Investment income	18,697	19,333	20,002	2,792	37,181	39,335	5,491
Unrealized (losses) gains from fair value changes of investments	(4,522)	33,462	37,032	5,169	(11,910)	70,494	9,841
Other income (expenses), net	1,395	618	(11,024)	(1,539)	3,465	(10,406)	(1,453)
Share of (loss) gain in equity method investees	(882)	163	(2,590)	(362)	(930)	(2,427)	(339)

Total other income	326,331	288,260	294,929	41,170	655,229	583,189	81,410

Net income before income tax	891,698	1,490,707	1,434,489	200,245	1,532,785	2,925,196	408,342
Income tax expense	(51,190)	(211,771)	(169,655)	(23,683)	(105,910)	(381,426)	(53,245)

Net income	840,508	1,278,936	1,264,834	176,562	1,426,875	2,543,770	355,097
Less: net loss attributable to non-controlling interests	(568)	(1,162)	(1,147)	(160)	(1,117)	(2,309)	(322)
Less: measurement adjustment attributable to redeemable non-controlling interests	17,942	11,522	21,493	3,000	23,686	33,015	4,609

Net income attributable to ordinary shareholders	823,134	1,268,576	1,244,488	173,722	1,404,306	2,513,064	350,810

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.04	0.06	0.06	0.01	0.07	0.12	0.02
—Diluted	0.04	0.06	0.06	0.01	0.07	0.12	0.02
Net income per ADS*
—Basic	0.79	1.22	1.20	0.17	1.35	2.41	0.34
—Diluted	0.79	1.21	1.19	0.17	1.34	2.40	0.33
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,805,892,860	20,850,255,050	20,824,102,531	20,824,102,531	20,834,974,344	20,837,086,248	20,837,086,248
—Diluted	20,905,548,181	20,958,643,962	20,933,997,672	20,933,997,672	20,905,238,796	20,946,325,399	20,946,325,399
Weighted average number of ADS used in computing net income per ADS
—Basic	1,040,294,643	1,042,512,753	1,041,205,127	1,041,205,127	1,041,748,717	1,041,854,312	1,041,854,312
—Diluted	1,045,277,409	1,047,932,198	1,046,699,884	1,046,699,884	1,045,261,940	1,047,316,270	1,047,316,270

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,734	3,849	3,513	490	5,478	7,362	1,028
Sales and marketing expenses	12,875	19,558	15,703	2,192	23,560	35,261	4,922
General and administrative expenses	79,197	55,768	36,131	5,044	198,740	91,899	12,829
Research and development expenses	21,495	23,498	22,126	3,089	44,479	45,624	6,369

Total	116,301	102,673	77,473	10,815	272,257	180,146	25,148

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income from operations	565,367	1,202,447	1,139,560	159,075	877,556	2,342,007	326,932
Add:
Share-based compensation expense	116,301	102,673	77,473	10,815	272,257	180,146	25,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,818	26,042	26,042	3,635
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	8,562	—	—

Non-GAAP adjusted operating income	698,970	1,318,141	1,230,054	171,708	1,184,417	2,548,195	355,715

Net income	840,508	1,278,936	1,264,834	176,562	1,426,875	2,543,770	355,097
Add:
Share-based compensation expense	116,301	102,673	77,473	10,815	272,257	180,146	25,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,818	26,042	26,042	3,635
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	8,562	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(455)	(6,510)	(6,510)	(909)

Non-GAAP adjusted net income	970,856	1,391,375	1,352,073	188,740	1,727,226	2,743,448	382,971

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	823,134	1,268,576	1,244,488	173,722	1,404,306	2,513,064	350,810
Add:
Share-based compensation expense	116,301	102,673	77,473	10,815	272,257	180,146	25,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,818	26,042	26,042	3,635
Compensation cost incurred in relation to acquisitions	4,281	—	—	—	8,562	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(455)	(6,510)	(6,510)	(909)

Non-GAAP adjusted net income attributable to ordinary shareholders	953,482	1,381,015	1,331,727	185,900	1,704,657	2,712,742	378,684

Non-GAAP adjusted net income per ordinary share
—Basic	0.05	0.07	0.06	0.01	0.08	0.13	0.02
—Diluted	0.05	0.07	0.06	0.01	0.08	0.13	0.02
Non-GAAP adjusted net income per ADS
—Basic	0.92	1.32	1.28	0.18	1.64	2.60	0.36
—Diluted	0.91	1.32	1.27	0.18	1.63	2.59	0.36